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December 21, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SUREBEAM CORPORATION  FORM 8-A FILED OCTOBER 23, 2000 FILE NO. 000-31807

Ladies and Gentlemen:

This letter is filed in reference to the Registration Statement on Form 8-A of SureBeam Corporation, a Delaware corporation, (File No. 000-31807), which was filed on October 23, 2000 (the "Form 8-A").

SureBeam Corporation hereby requests the consent of the Securities and Exchange Commission to withdraw, without prejudice, its Form 8-A, filed pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended. Pursuant to
Section 12(g) of the Exchange Act, it appears that the Form 8-A will become automatically effective prior to the effectiveness of the related Form S-1 (File No. 333-43672). Therefore, SureBeam Corporation intends to refile the Form 8-A at a later date, closer to the anticipated effective date of the related Form S-1. Accordingly, the Company respectfully requests that the Commission include an order withdrawing the Form 8-A in the files for the Form 8-A.

Please forward copies of this order to the undersigned at 3033 Science Park Road, San Diego, CA 92121, and to Barbara L. Borden, counsel to the Company, at Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, CA 92121.

If you have any questions or require further information, please contact the undersigned at (858) 552-9500.

Sincerely,


/s/ Kevin K. Claudio
----------------------------
Kevin K. Claudio
Vice President and
Chief Financial Officer